RELX PLC

3 August 2026

TOTAL VOTING RIGHTS

As at 31 July 2026, RELX PLC’s capital consists of 1,828,549,401 ordinary shares of 14 51/116 pence each. RELX PLC holds 78,486,548 ordinary shares in Treasury.

Therefore, the total number of voting rights in RELX PLC is 1,750,062,853 and this figure may be used by shareholders as the denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in RELX PLC under the FCA’s Disclosure Guidance and Transparency Rules.